Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction

Par Piceance Energy Equity, LLC	Delaware

Texadian Energy, Inc.	Delaware

Hawaii Pacific Energy, LLC	Delaware

EWI, LLC	Delaware

Par Washington, LLC	Delaware

Par Utah, LLC	Delaware

Par New Mexico, LLC	Delaware

HEWW Equipment, LLC	Delaware

HIE Retail, LLC	Hawaii

Hawaii Independent Energy LLC	Hawaii

Smiley’s Super Service, Inc.	Hawaii

Texadian Energy Canada Limited	Alberta, Canada

Piceance Energy, LLC (33.34% interest)	Delaware